Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement of SL Science Holding Limited on Form F-4 of our report dated July 16, 2025, with respect to our audit of the consolidated financial statements of SL Science Holding Limited and subsidiaries (collectively the “Company”) as of June 30, 2025 and for the period from March 18, 2025 (date of inception) through June 30, 2025, which report expresses an unqualified opinion with an emphasis paragraph on the substantial doubt about the Company’s ability to continue as a going concern, which report appears in this Prospectus and Registration Statement.

We also consent to the reference to our Firm under the caption “Experts” in such Registration Statement.

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

Hong Kong, China

December 17, 2025